SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 11-K

/X/ Annual Report pursuant to Section 15(d) of The Securities Exchange Act of 1934.
     For the fiscal year ended December 31, 2001

     or

/ / Transition Report pursuant to Section 15(d) of The Securities Exchange Act of 1934.
     For the transition period from ______________ to ______________.

Commission file number 1-3492

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            Brown & Root, Inc. Employees' Retirement and Savings Plan
                               4100 Clinton Drive
                              Building 3, Room 1018
                                Houston, TX 77020

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Halliburton Company, Inc.
                               3600 Lincoln Plaza
                                  500 N. Akard
                               Dallas, Texas 75201

                              REQUIRED INFORMATION

The following financial statements are prepared in accordance with the financial reporting requirements of ERISA and exhibits are filed for the Brown & Root, Inc. Employees' Retirement and Savings Plan:

     FINANCIAL STATEMENTS AND SCHEDULES

     Independent Auditors' Report - KPMG LLP

     Independent Auditors' Report - Arthur Andersen LLP

     Statements of Net Assets Available for Plan Benefits as of December 31, 2001 and 2000

     Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2001

     Notes to Financial Statements

     Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2001

     EXHIBITS

     Independent Auditors' Consent - KPMG LLP (Exhibit 23.1)

     Notice Regarding Consent of Arthur Andersen LLP (Exhibit 23.2)

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee of the Brown & Root, Inc. Employees' Retirement and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

     Date: June 28, 2002


                                       By /s/ Michele Mastrean
                                          --------------------------------------
                                          Michele Mastrean, Chairperson of the
                                          Halliburton Company Benefits Committee

                               BROWN & ROOT, INC.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                                TABLE OF CONTENTS

                                                                                                PAGE
Independent Auditors' Reports                                                                   1 - 2

Statements of Net Assets Available for Plan Benefits as of December 31, 2001 and 2000               3

Statement of Changes in Net Assets Available for Plan Benefits for the
Year Ended December 31, 2001                                                                        4

Notes to Financial Statements                                                                  5 - 11

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                                     12

                          INDEPENDENT AUDITORS' REPORT

The Benefits Committee of the Brown & Root, Inc.
Employees' Retirement and Savings Plan:

We have audited the accompanying statement of net assets available for plan benefits of the Brown & Root, Inc. Employees' Retirement and Savings Plan (the
Plan) as of December 31, 2001, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                    KPMG LLP

Houston, Texas
June 26, 2002

[This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Plan's filing on Form 11-K for the year ended December 31, 2000. This audit report has not been reissued by Arthur Andersen LLP in connection with this filing on Form 11-K. See Exhibit 23.2 for further discussion.]


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Benefits Committee of the
Brown & Root, Inc.
Employees' Retirement and Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Brown & Root, Inc. Employees' Retirement and Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                             Arthur Andersen LLP


Dallas, Texas,
  April 25, 2001

                               BROWN & ROOT, INC.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2001 and 2000

                                                             2001             2000
                                                        -------------      --------------
Assets:
   Cash                                                 $   2,331,943      $    1,876,327
   Company contributions receivable                         6,192,772           8,558,750
   Plan participants' contributions receivable                116,179             163,131
   Participation in Master Trust, at fair value           718,858,403         806,741,564
                                                        -------------      --------------
               Total assets                               727,499,297         817,339,772
                                                        -------------      --------------
               Net assets available for plan benefits   $ 727,499,297      $  817,339,772
                                                        =============      ==============

See accompanying notes to financial statements.

                               BROWN & ROOT, INC.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 2001

Additions:
   Contributions:
      Company                                                          $   6,450,831
      Plan participants                                                    8,363,412
      Transfers from other plans                                              75,397

   Allocation of Master Trust net investment activity                     (1,592,014)
                                                                       -------------
         Total additions                                                  13,297,626
                                                                       -------------
Deductions:
   Benefits paid to participants                                         (98,686,080)
   Transfer to other plans                                                  (779,998)
   Administrative expenses                                                (3,672,023)
                                                                       -------------
         Total deductions                                               (103,138,101)
                                                                       -------------
         Net decrease in net assets available for plan benefits          (89,840,475)
Net assets available for plan benefits, beginning of year                817,339,772
                                                                       -------------
Net assets available for plan benefits, end of year                    $ 727,499,297
                                                                       =============

See accompanying notes to financial statements.

                               BROWN & ROOT, INC.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

(1)  DESCRIPTION OF THE PLAN

     The Brown & Root, Inc. Employees' Retirement and Savings Plan (the Plan) is a defined contribution profit sharing pension plan for certain qualified employees of Halliburton Company and certain subsidiaries (the Company). The Plan was established in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following description of the Plan provides only general information. Participants should refer to the plan document or summary plan description for a more complete description of the Plan's provisions.

     (a)  ELIGIBILITY

          Certain employees are eligible for participation in the Plan upon their first anniversary date of employment following completion of 1,000 hours of credited service.

     (b)  CONTRIBUTIONS

          Participants may elect to contribute to the tax deferred savings and/or after-tax features of the Plan through periodic payroll deductions. These contributions are limited to an aggregate of 15% of the participant's eligible earnings of up to $170,000; the total amount of participant tax deferred savings contribution is limited to $10,500 for 2001 and 2000. Any contributions in excess of the $10,500 limit are automatically made to the participant's after-tax account. Plan participants also receive Company matching contributions up to a maximum of $250 per year.

          The Company may make annual discretionary profit sharing contributions to participants on a tax deferred basis, based on Company performance. In order to be eligible for such contributions, the participant must be actively employed by the Company on December 31 of the plan year for which the contribution applies, unless the participant meets certain other conditions specified by the Plan. The participant's share of any discretionary profit sharing contribution is based on a percentage of their eligible pay and years of service as of the end of the plan year. For the plan years 2001 and 2000, discretionary profit sharing contribution receivables totaled approximately $6.2 million and $8.6 million, respectively.

          Eligible employees who participated in a qualified savings or retirement plan of a former employer may be able to roll over tax deferred contributions and earnings from their former plan into the Plan.

     (c)  CASH ACCOUNTS

          The Plan maintains cash accounts to facilitate the payment of benefits and receipt of contributions to the Plan.

                               BROWN & ROOT, INC.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

     (d)  INVESTMENT ELECTIONS

          Contributions and participant account balances may be directed to one of eleven funds or a combination of funds. The assets of the funds are held in the Halliburton Company Employee Benefit Master Trust (the Master Trust, see note 3). One of the investment funds invests primarily in the Halliburton Stock Fund (the HSF). Participants' contributions to the HSF are limited to 15% of their total contributions. The Plan allows participants to make daily transfers of their account balances among the funds. The amount of the transfer may be all or any portion of the participant's account balance, subject to certain limitations on transfers to the HSF.

     (e)  VESTING

          Participants are fully vested in employee contributions and the earnings thereon. Participants have a vested interest in the Company profit sharing contribution account based on years of service as follows:

                      YEARS OF SERVICE             VESTED PERCENTAGE
                ------------------------------     -----------------
                Less than 3                                0%
                At least 3 but less than 4                20
                At least 4 but less than 5                50
                At least 5 but less than 6                60
                At least 6 but less than 7                80
                7 or more                                100

          The nonvested portion is forfeited at the end of the fifth year following termination unless the participant is rehired within five years of termination. Such forfeitures become available for allocation to the employer profit sharing accounts of eligible participants. Forfeitures available for reallocation as of December 31, 2001 and 2000 are $1,641,718 and $592,279, respectively.

     (f)  DISTRIBUTIONS

          Each participant, or their designated beneficiary, may elect to receive a distribution upon retirement, termination, disability, or death. Certain participant balances related to prior plan mergers may be withdrawn at any time. Direct rollovers to an IRA or other qualified plan are permitted. All distributions are made in lump-sum amounts or in periodic installments, at the participant's election. Distributions from the HSF may be made in the form of shares of stock or cash. Each participant may elect to receive an in-service withdrawal of their after-tax contributions.

     (g)  ADMINISTRATION

          State Street Bank and Trust Company (State Street) is the Plan's trustee, and Hewitt Associates LLC is the recordkeeper.

                               BROWN & ROOT, INC.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

     (h)  INVESTMENT EARNINGS

          Investment   earnings   on   participants'   accounts   are  allocated
          proportionately based on their relative account balance in each investment fund. Such earnings are taxable to participants at the time of distribution from the Plan.

     (i)  PLAN TERMINATION

          The Board of Directors of the Company may amend, modify, or terminate the Plan at any time. No such termination is contemplated, but if it should occur, the accounts of all participants would be immediately fully vested and paid in accordance with the terms of the Plan.

(2)  SIGNIFICANT ACCOUNTING POLICIES

     (a)  BASIS OF ACCOUNTING

          The accompanying financial statements are prepared using the accrual basis of accounting.

     (b)  INVESTMENT IN MASTER TRUST

          Assets of the Plan are combined with the assets of certain other benefit plans of affiliated companies in the Master Trust. The assets of the Master Trust are segregated into thirteen funds in which the plans may participate. The Plan participates in eleven of these funds. The combination of the plans' assets is only for investment purposes and each plan continues to be operated under its current plan document. All investments of the Master Trust are held by State Street.

          The funds within the Master Trust hold bank, insurance, and investment contracts providing a fully benefit-responsive feature. These investments are stated at contract value, which approximates fair value. Where the Master Trust owns the underlying securities of asset-backed investment contracts, the contracts are stated at fair market value of the underlying securities plus an adjustment for the difference between fair market value of the underlying securities and contract value. Contract value represents the principal balance of the investment plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company or bank.

          Cash equivalents, derivative financial instruments, stock securities, bonds and notes, and all other debt securities are presented at their quoted market value. Realized and unrealized changes in market values are recognized in the period in which the changes occur.

          Real estate related investments consist of real estate mortgages and investments in Real Estate Investment Trusts. Real estate mortgages are stated at cost plus accrued interest less payments received which approximates fair value.

          All investment transactions are accounted for on the trade-date basis in accordance with accounting principles generally accepted in the United States.

                               BROWN & ROOT, INC.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

     (c)  ALLOCATION OF MASTER TRUST NET INVESTMENT ACTIVITY

          The allocation of the Master Trust net investment activity represents the Plan's share of the net investment income or loss on investments held by the Master Trust determined by the Plan's allocable share of the net assets of the Master Trust. The net investment income or loss is the realized net gain or loss from investments sold, change in the unrealized net gain or loss on investments, dividend income, and interest income of the Master Trust.

     (d)  ADMINISTRATIVE EXPENSES

          Administrative expenses which are related to compliance and operational activities as defined by the Department of Labor may be charged against the Plan assets at the discretion of the Plan administrator and in accordance with the terms of the Plan.

     (e)  PAYMENT OF BENEFITS

          Benefits are recorded when paid.

     (f)  USE OF ESTIMATES

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

                               BROWN & ROOT, INC.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

(3)  MASTER TRUST

     The following are the statements of net assets as of December 31, 2001 and 2000 and the statement of changes in net assets of the Master Trust for the year ended December 31, 2001 (dollar amounts in thousands):

                      STATEMENTS OF NET ASSETS                                             2001                 2000
                                                                                    -------------------    ---------------
            Cash and equivalents                                                       $     298,416       $    359,903
            Receivables                                                                       28,249             40,740
            Asset-backed investment contracts                                                (29,495)            (5,819)
            U.S. corporate and government bonds and notes                                  1,890,763          2,154,126
            Non-U.S. bonds and notes                                                         293,638            255,764
            Non-U.S. stock                                                                   377,376            525,642
            Halliburton Company stock                                                        100,757            153,963
            Insurance investment contracts                                                    23,698             17,244
            Pooled equity index funds                                                         22,720              7,232
            Other U.S. stock                                                               1,046,738          1,231,674
            Pooled bond funds                                                                  4,579             50,798
            Real estate related investments                                                    4,748              5,347
            Investments in mutual funds                                                      511,038            735,210
            Payables                                                                        (315,725)          (557,896)
                                                                                    -------------------    ---------------

                       Net assets of the Master Trust                                  $   4,257,500       $  4,973,928
                                                                                    ===================    ===============

            Plan dollar value interest                                                 $     718,858       $    806,742

            Plan percent interest                                                              16.88%             16.22%

                                                                                                YEAR ENDED
                        STATEMENT OF CHANGES IN NET ASSETS                                   DECEMBER 31, 2001
                                                                                           --------------------
                Participating plans' net assets, beginning of year                            $   4,973,928

                Net realized loss                                                                   (41,496)
                Net change in unrealized gain (loss)                                               (320,995)
                Net investment income                                                               158,392
                Receipts from participating plans                                                 2,330,234
                Withdrawals by participating plans                                               (2,842,563)
                                                                                           --------------------

                Participating plans' net assets, end of year                                  $   4,257,500
                                                                                           ====================

                               BROWN & ROOT, INC.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

               NET APPRECIATION (DEPRECIATION) BY TYPE                                 YEAR ENDED
                            (In thousands)                                          DECEMBER 31, 2001
                                                                                   -------------------
        Cash and equivalents                                                          $       1,594
        U.S. corporate and government bonds and notes                                        19,552
        Non-U.S. bonds and notes                                                             (5,066)
        Non-U.S. stock                                                                      (83,678)
        Halliburton Company stock                                                          (108,241)
        Real estate related investments                                                         140
        Pooled equity index funds                                                               290
        Other U.S. stock                                                                   (121,879)
        Investments in mutual funds                                                         (53,207)
        Other investments                                                                   (11,996)
                                                                                   -------------------
                      Total depreciation                                              $    (362,491)
                                                                                   ===================

     The Master Trust makes use of several investment strategies involving limited use of derivative investments. The Master Trust's management, as a matter of policy and with risk management as their primary objective, monitors risk indicators such as duration and counter-party credit risk, both for the derivatives themselves and for the investment portfolios holding the derivatives. Investment managers are allowed to use derivatives for such strategies as portfolio structuring, return enhancement, and hedging against deterioration of investment holdings from market and interest rate changes. Derivatives are also used as a hedge against foreign currency fluctuations. The Master Trust's management does not allow investment managers for the Master Trust to use leveraging for any investment purchase. Derivative investments are stated at estimated fair market values as determined by quoted market prices. Gains and losses on such investments are included in the statement of changes in net assets of the Master Trust.

(4)  INVESTMENTS

     Individual investments in excess of 5% of net assets available for plan benefits are as follows:

                                                                   2001                2000
                                                              ----------------   -----------------

             Participation in Master Trust, at fair value:
                Fixed Investment Fund                          $  359,631,487     $  339,936,056
                Equity Investment Fund                             36,543,753         55,626,189
                General Investment Fund                           281,779,639        363,807,794

                               BROWN & ROOT, INC.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

(5)  TAX STATUS

     The Plan is subject to ERISA and certain provisions of the Internal Revenue Code (IRC) and is intended to qualify under Section 401(a) of the IRC. The Internal Revenue Service determined and informed the Company by a letter dated October 3, 2001 that the Plan and related trust are designed in accordance with the applicable sections of the IRC.

(6)  RELATED-PARTY TRANSACTIONS

     State Street is the trustee defined by the Plan. The assets of the Plan are held by the Master Trust, of which State Street is also the trustee. Additionally, the Master Trust invests in the HSF. Therefore, State Street, the Master Trust, the Company, and the participants of the Plan qualify as parties in interest.

                               BROWN & ROOT, INC.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001

                                 EIN: 75-2677995
                                   Plan #: 001


  (a)                          (b)                                     (c)                        (d)
                  IDENTITY OF ISSUER, BORROWER,                                                 CURRENT
                     LESSOR, OR SIMILAR PARTY               DESCRIPTION OF INVESTMENT            VALUE
-------   ------------------------------------------   ---------------------------------    -----------------
  *       State Street Bank and Trust Company          Cash                                  $    2,331,943

  *       Halliburton Company Employee                 Investment in net assets of
             Benefit Master Trust                         Halliburton Company
                                                          Employee Benefit Master
                                                          Trust                                 718,858,403

* Column (a) indicates each identified person/entity known to be a party in interest.

This supplemental schedule lists assets held for investment purposes at December 31, 2001, as required by the Department of Labor's Rules and Regulations for Reporting and Disclosure.

See accompanying independent auditors' report.